UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No.1)*

                    Under the Securities Exchange Act of 1934


                           Natural Health Trends Corp.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    63888P109
                                 (CUSIP Number)

                                Abraham Weinzimer
                                3 Shetland Court
                               Dix Hills, NY 11746
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                  SCHEDULE 13D

CUSIP No.         63888P109                                 Page  2 of 7 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Abraham Weinzimer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[   ]  (b)[    ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [    ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

 NUMBER OF  SHARES             7    SOLE VOTING POWER
                                     5,996,133

 BENEFICIALLY  OWNED BY        8    SHARED VOTING POWER
                                     0

 EACH  REPORTING               9    SOLE DISPOSITIVE POWER
                                      5,996,133

 PERSON  WITH                 10  SHARED DISPOSITIVE POWER
                                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    5,996,133

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
           [    ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            8.2%

14       TYPE OF REPORTING PERSON*          IN






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Item 1.           Security and Issuer.

     The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Natural Health Trends Corp., a Florida corporation (the "Issuer"). This statement amends and supplements the Reporting Person's Schedule 13D, dated January 31, 2001, as filed with the Securities and Exchange Commission on February 1, 2001 (the "Schedule 13D"). The address of the Issuer's principal executive offices is 2161 Hutton Drive, #126, Carrollton, Texas 75006.

Item 2.           Identity and Background.

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

     (a) Name:

                           Abraham Weinzimer

     (b) Residence or business address:

                           3 Shetland Court
                           Dix Hills, NY 11746

     (c) Abraham Weinzimer is employed as the manager of three DCAP Insurance stores, which stores are primarily engaged in the business of placing various types of insurance with insurance underwriters.

     (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4.           Purpose of Transaction.

     The Reporting Person was issued 702,039 Common Shares in February 2001 (the "Additional Shares"). The Additional Shares were issued to the Reporting Person in satisfaction of the Issuer's dividend obligation on the Series F Preferred, as defined and described in Item 4



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of the Schedule  13D. The  Additional  Shares were not included in the number of shares of Common Stock reported as beneficially owned by the Reporting Person in the Schedule 13D because, at the time of the filing of the Schedule 13D, the Reporting Person did not know whether the Issuer would satisfy its dividend obligation through the payment of cash or the issuance of stock.

     Subject to and depending upon the availability of prices deemed favorable by him, the Reporting Person may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and his evaluation of the factors described above, the Reporting Person may also determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 5,996,133 shares of Common Stock, which represent 8.2% of the total shares of Common Stock outstanding as of May 18, 2001.

     The percentage for the Reporting Person was calculated using as the denominator the 73,080,946 outstanding shares of Common Stock as of April 17, 2001, based upon the Annual Report on Form 10-KSB filed by the Issuer for the fiscal year ended December 31, 2000.

     (b) The Reporting Person has sole voting and dispositive power with respect to the 5,996,133 shares of Common Stock of the Issuer beneficially owned by him.

     (c) The following is a summary of the sales of Common Stock made by the Reporting Person during the past 60 days:


Date of Sale                  Type of Sale                  Number of Shares of           Approximate Price
                                                            Common Stock                  Per Share

05/08/01                      Open Market                   40,000                        $.105
05/08/01                      Open Market                   5,000                         $.106
05/08/01                      Open Market                   20,000                        $.106
05/08/01                      Open Market                   25,000                        $.106
05/08/01                      Open Market                   5,000                         $.105
05/08/01                      Open Market                   5,000                         $.105
05/08/01                      Open Market                   20,000                        $.10
05/08/01                      Open Market                   5,000                         $.104


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

Date of Sale                  Type of Sale                  Number of Shares of           Approximate Price
                                                            Common Stock                  Per Share
05/08/01                      Open Market                   10,000                        $.104
05/08/01                      Open Market                   20,000                        $.101
05/08/01                      Open Market                   30,000                        $.10
05/08/01                      Open Market                   5,000                         $.10
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   25,000                        $.10
05/08/01                      Open Market                   5,000                         $.101
05/08/01                      Open Market                   70,000                        $.10
05/08/01                      Open Market                   37,500                        $.10
05/08/01                      Open Market                   5,000                         $.102
05/08/01                      Open Market                   5,000                         $.102
05/08/01                      Open Market                   5,000                         $.10
05/08/01                      Open Market                   25,000                        $.10
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   12,500                        $.10
05/08/01                      Open Market                   19,369                        $.10
05/08/01                      Open Market                   5,000                         $.101
05/08/01                      Open Market                   50,000                        $.102
05/08/01                      Open Market                   5,000                         $.101
05/08/01                      Open Market                   5,631                         $.10
05/08/01                      Open Market                   15,000                        $.10
05/08/01                      Open Market                   35,000                        $.10
05/08/01                      Open Market                   5,000                         $.101
05/08/01                      Open Market                   50,000                        $.10
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   9,000                         $.10
05/08/01                      Open Market                   5,000                         $.10




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Date of Sale                  Type of Sale                  Number of Shares of           Approximate Price
                                                            Common Stock                  Per Share
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   10,000                        $.10
05/08/01                      Open Market                   11,000                        $.10
05/08/01                      Open Market                   565                           $.10
05/09/01                      Open Market                   5,000                         $.10
05/15/01                      Open Market                   4,435                         $.07
05/15/01                      Open Market                   5,000                         $.07
05/15/01                      Open Market                   50,000                        $.07


          (d) See Item 6 of the Schedule 13D.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 6 of the Schedule 13D.

Item 7.           Material to be Filed as Exhibits.

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 18, 2001

                                                 /s/ Abraham Weinzimer
                                                 ____________________________
                                                 Abraham Weinzimer







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